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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         For the Month of June 19, 2003

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                        Commission File Number: 001-10579

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                       TELECOMMUNICATIONS COMPANY OF CHILE
                 (Translation of registrant's name into English)

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                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F X               Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                   Yes                        No   X
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                   Yes                        No   X
                        -----                    --------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                        No   X
                        -----                    -------

 If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):    N/A


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                    Telecommunications Company of Chile, S.A.

                                TABLE OF CONTENTS

Item
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Notice of Extraordinary Shareholders' Meeting


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NOTICE OF MEETING


Extraordinary Shareholders' Meeting

         Compania de Telecomunicaciones de Chile S.A. announces an Extraordinary Shareholders' Meeting, to be held on July 11, 2003 at 12:00 p.m. in the "Claudio Garcia Swears" Auditorium in Telefonica CTC Chile's Corporate Headquarters, located at Avda. Providencia 111, Santiago de Chile. The issues to be considered are the following:

         1. The distribution of an extraordinary dividend of Ch$17.5 per share to be charged against retained earnings as of December 31, 2002;

         2. The modification of article five of Telefonica CTC Chile's By-laws, as a result of an increase in paid-in capital due to the capitalization of a premium paid on shares issued in the past; and

         3. To adopt the necessary decisions to legalize the Shareholders' Meeting's agreements.






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This release may contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements can be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compania de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compania de Telecomunicaciones de Chile S.A.'s control.


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


Date:   June 19, 2003


                                  TELECOMMUNICATIONS COMPANY OF CHILE

                                  By  /s/ Julio Covarrubias F.
                                     -------------------------------------
                                     Name: Julio Covarrubias F.
                                     Title: Chief Financial Officer